Exhibit (a)(1)(J)

OAO Technology Solutions Accepts for Payment Validly Tendered Shares and Announces

a Subsequent Offering Period at $3.15 Per Share

GREENBELT, MD—December 19, 2003—OAO Technology Solutions® (NASDAQ—OAOT) (“OAOT” or the “Company”) announced today that it has accepted for payment all shares validly tendered and not withdrawn as of the expiration date, as previously extended, of its $3.15 net per share, without interest, offer in cash for any and all outstanding shares of its common stock. The extended offer period expired at 5:00 p.m., New York City time, on Thursday, December 18, 2003. As of the expiration date, 6,493,115 shares of the Company’s common stock had been tendered and not withdrawn, representing approximately 78.4% of the shares of the Company’s common stock owned by its unaffiliated stockholders and, when combined with the 8,584,164 shares owned of record by Terrapin Partners Subsidiary LLC, which will not tender shares in the offer, represents approximately 86.0% of the total number of shares outstanding as of November 7, 2003. The number of shares tendered by the unaffiliated stockholders of the Company was sufficient to satisfy the nonwaivable majority of the minority condition, which required as of the expiration of the offer that more than 4,139,799 shares held by the unaffiliated stockholders had to be tendered and not withdrawn.

Additionally, the Company announced that it has commenced a subsequent offering period beginning at 5:00 p.m., New York City time, on Thursday, December 18, 2003. The subsequent offering period will expire at 5:00 p.m., New York City time, on January 6, 2004, unless further extended. The subsequent offering period was commenced in order to give other stockholders of OAOT additional time to tender their shares and receive $3.15 net per share in cash, without interest, promptly after tender, rather than waiting to receive the same amount per share in the back-end merger.

During the subsequent offering period, stockholders of OAOT who did not previously tender their shares may tender their shares by following the directions in the Offer to Purchase and related materials filed with the SEC by OAOT and the other filing persons. During the subsequent offering period, OAOT will accept and promptly pay for all shares as they are received. Shares that are tendered during the subsequent offering period may not be withdrawn.

In the back-end merger, all stockholders of OAOT, other than TP Merger Sub, Inc. (“MergerCo”), will have their shares of OAOT common stock converted into the right to receive $3.15 net per share in cash, without interest, unless a stockholder were to seek and perfect appraisal rights under Delaware law, as described in detail in the Offer to Purchase. If, after the expiration of the subsequent offering period, MergerCo owns at least 90% of the outstanding shares of OAOT common stock, the back-end merger will be effected in the form of a short-form merger, which OAOT anticipates being able to consummate within a few days of the expiration of the subsequent offering period. If, on the other hand, MergerCo owns less than 90% of the outstanding shares of OAOT common stock after expiration of the subsequent offering period, OAOT and MergerCo will be required to effect a long-form merger, which OAOT anticipates being able to consummate within 60 days after expiration of the subsequent offering period.

The tender offer is being made pursuant to an Agreement and Plan of Merger, dated November 5, 2003, by and among Terrapin Partners Holding Company LLC, Terrapin Partners Subsidiary LLC, its wholly owned subsidiary, MergerCo and the Company.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of OAOT. OAOT and the other filing persons filed the Offer to Purchase and related materials with the SEC on November 13, 2003, as amended by a subsequent filing with the SEC on December 15, 2003. Before any decision is made with respect to the offer, stockholders of OAOT are strongly advised to read the Offer to Purchase and the related offer documents, including the letter of transmittal. Copies of these offer documents have been mailed to OAOT stockholders and may be obtained at no charge from the website maintained by the SEC at www.sec.gov.

OAOT stockholders can call Morrow & Co., Inc., the Information Agent for the offer, toll-free at (800) 607-0088 with questions relating to the offer (banks and brokers please call (800) 654-2468).

About OAO Technology Solutions, Inc.

OAOT operates across two lines of business: Managed IT and Healthcare IT Solutions. As a partner to global outsourcers and major corporations, OAOT delivers managed IT solutions to commercial clients and government agencies worldwide. The Company’s key offerings include: application management, IT infrastructure support, professional staffing services and healthcare IT solutions. Headquartered in Greenbelt, Maryland, the Company’s 2,500 employees work in over 200 locations throughout the world. For more information visit our website at www.oaot.com. Please direct media inquiries to Deborah Starke at 301-486-2383 or email your request to media@oaot.com, and please direct investor inquiries to Maisha Hoye at 301-486-2388 or email your request to ir@oaot.com.

Copyright © 2003 by OAO Technology Solutions, Inc.® All rights reserved.

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